FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  28 April 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                   APPOINTMENT OF NEW NON-EXECUTIVE DIRECTOR

(London - 28 April 2006) International Power announces the appointment of Mr John Roberts (60) to the Board as a Non-Executive Director. The appointment will take effect from 18 May 2006, following the retirement of Jack Taylor at the AGM which will take place on 17 May 2006.

John Roberts has recently retired from the post of Chief Executive of United Utilities, a position he had held for over six years. Before that, he was Chief Executive of Hyder Utilities and of Manweb.

He is a Fellow of the Royal Academy of Engineering, The Institution of Electrical Engineers and the Association of Chartered Certified Accountants.

Sir Neville Simms, Chairman of International Power said "The Board is very pleased to announce John's appointment. He brings extensive FTSE-100 board experience in a relevant sector, which will be very valuable to the group."

For further information please contact:

Aarti Singhal
+44 207 320 8681

Notes to Editors

Mr Roberts was a non-executive director of Volex plc from 1999 to 2005 and is currently a director of Royal Bank of Canada (Europe) Limited. There are no disclosures to be made under rule 9.6.13(2) to (6) of The Listing Rules.

About International Power

International Power plc is a leading independent electricity generating company with 16,642 MW (net) in operation and 1,729 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power is listed on the London Stock Exchange and the New York Stock Exchange (as ADR's) with ticker symbol IPR. Company website: www.ipplc.com


                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary